BAB Inc.
500 Lake Cook Road
Deerfield, IL 60015

September 16, 2009

Mr. Donald F. Delaney
United State Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Delaney:

We are in receipt of your letter dated September 11, 2009.

The purpose of this letter is to request an extension of time until October 5, 2009 to respond to the letter so that we have adequate time to thoroughly digest the SEC’s comments, provide appropriate and acceptable written responses and file any amended filings as determined appropriate.

We appreciate your patience.

Very truly,

By: /s/  Jeffrey M. Gorden

Jeffrey M. Gorden, Chief Financial Officer
BAB, Inc.